May 5, 2009
Via Edgar
Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
Re: File No. 1-16427
Dear Mr. Owings:
We hereby submit the following responses to the comment letter dated April 23, 2009, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Forms 10-K and 10-K/A of Fidelity National Information Services, Inc. for the fiscal year ended December 31, 2008 and the Definitive Proxy Statement on Schedule 14A. To assist your review, we have retyped the text of those comments below followed by our responses.
Your letter instructed us to comply with the comments in all future filings, as applicable. We hereby confirm that we intend to comply as indicated in our responses below:
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Item 15. Exhibits and Financial Statement Schedules, page 68
1.	Please file complete copies of material agreements, including all exhibits, schedules and attachments. See item 601(b)(10) of Regulation S-K. For example, we note that you have not provided the schedules and exhibits of the following agreements:
•	Master Agreement for Operation Support Services and Transaction Document #03-01 under the Master Agreement filed as Exhibit 10.42 and Exhibit 10.32, respectively, to the Form 10-K filed on February 17, 2004;

•	2004 Restated CSCU Card Processing Service Agreement, dated as of January 1, 2004 and filed as Exhibit 10.37 to the Form 10-K filed on February 17, 2004;

•	Credit Agreement, dated as of January 18, 2007 and filed as Exhibit 10.1 to the Form 8-K filed on January 19, 2007;

•	Amendment No. 1 to the Credit Agreement, dated as of July 30, 2007 and filed as Exhibit 10.1 to the Form 8-K filed on September 18, 2007; and

•	Investment Agreement, dated as of March 31, 2009 filed as Exhibit 10.1 to the Form 8-K filed on April 6, 2009.
While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. The above are examples only, please review your material agreements and re-file complete agreements as necessary.
Although not expressly provided by Item 601(b)(10) of Regulation S-K, the Company previously understood that it could provide omitted information supplementally for its material agreements, similar to Item 601(b)(2) of Regulation S-K. The Company acknowledges the Staff’s comment regarding Item 601(b)(10) of Regulation S-K and confirms that it will file complete copies of any material contracts listed in its Form 10-K that were filed without exhibits and schedules with its Form 10-Q report for the period ended June 30, 2009.
However, having re-reviewed the item 10 exhibits filed with its 2008 Form 10-K, the Company has determined that the following contracts were no longer in force as of December 31, 2008 and were filed inadvertently:
Master Agreement for Operations Support Services, dated as of June 29, 2001, between Certegy Inc. and International Business Machines Corporation (the “Master Agreement”) (incorporated by reference to Exhibit 10.42 to Annual Report on Form 10-K filed on February 17, 2004).
Transaction Document #03-01 under the Master Agreement, effective as of March 5, 2003, between Certegy Inc. and International Business Machines Corporation (incorporated by reference to Exhibit 10.43 to Annual Report on Form 10-K filed on February 17, 2004).
Further, the Company has determined that the following contracts it filed in its Form 10-K, though still in force at December 31, 2008, were no longer material by that date for the reasons set forth below and were filed inadvertently:
Tax Sharing and Indemnification Agreement, dated as of June 30, 2001, between Equifax Inc. and Certegy Inc. (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed on July 20, 2001) — the material obligations applicable to the Company have expired and the remaining obligations are no longer material in the context of the Company’s business.
Intellectual Property Agreement, dated as of June 30, 2001, between Equifax Inc. and Certegy Inc. (incorporated by reference to Exhibit 99.5 to Current Report on Form 8-K filed on July 20, 2001) — the material obligations applicable to the Company have expired and the remaining obligations are no longer material in the context of the Company’s business.
Agreement Regarding Leases, dated as of June 30, 2001, between Equifax Inc. and Certegy Payment Services, Inc. (incorporated by reference to Exhibit 99.6 to Current Report on Form 8-K filed on July 20, 2001) — the material obligations applicable to the Company have expired and the remaining obligations are no longer material in the context of the Company’s business.
Finally, the Company has determined that the Investment Agreement, dated as of March 31, 2009 that was filed as Exhibit 10.1 to the Form 8-K filed on April 6, 2009 was inadvertently filed as a material contract and should have been filed as an additional exhibit. The Company will correct this in its future filings.

Other than the agreements described above, the Company will refile the remaining material contracts listed in the Company’s Form 10-K that were filed without exhibits and schedules, subject to any requests for confidential treatment that may be applicable.
The Company will also file complete copies of material agreements, including all exhibits, schedules and attachments, in its future filings.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis and Executive and Director...page 11
Establishing Executive Compensation Levels, page 12
2.	Please indicate whether you consider prior compensation, such as prior stock and option awards, in setting other elements of compensation.
The Company notes the Staff’s comment and has addressed the Staff’s comment in the draft disclosure provided below. The Company will provide similar disclosure in its future filings.
Establishing Executive Compensation Levels
We operate in a highly competitive industry, and compete with our peers and competitors to attract and retain highly skilled executives within that industry. In order to attract talented executives with the leadership abilities and skills necessary for building long-term shareholder value, motivate our executives to perform at a high level, reward outstanding achievement and retain our key executives over the long-term, the compensation committee sets total compensation at levels it determines to be competitive in our market.
When determining the overall compensation of our executive officers, including base salaries and annual and long-term incentive amounts, the compensation committee considers a number of factors it deems important. These factors include financial performance, individual performance, an executive’s experience, knowledge, skills, level of responsibility, expected impact on our future success and an executive’s prior salary levels, annual incentive awards, annual incentive award targets and long-term equity incentive awards. The compensation committee also considers corporate governance and regulatory factors related to executive compensation and marketplace compensation practices.
When considering marketplace compensation practices, our compensation committee considers data on base salary, annual incentive targets and long-term incentive targets, focusing on levels of compensation from the 50th to the 90th percentiles of market data. These levels of total compensation provide a point of reference for the committee, but the compensation committee ultimately makes compensation decisions based on all of the factors described above.

Allocation of Total Compensation for 2008, page 13
3.	Please discuss why the compensation committee believes that performance based incentive compensation comprising 70% to 90% of total target compensation is appropriate.
The Company notes the Staff’s comment and has addressed the Staff’s comment in the draft disclosure provided below. The Company will provide similar disclosure in its future filings.
Allocation of Total Compensation for 2008
We compensate our executives through a mix of base salary, annual cash incentives and long-term equity. We also maintain standard employee benefit plans for our employees and executive officers. Some executive officers also enjoy very limited perquisites. These benefits are described later. The compensation committee generally allocates executive officers’ compensation after first determining an appropriate ratio of performance-based compensation to other forms of regularly-paid compensation. In making this determination, the compensation committee considers how other companies allocate compensation, based on the marketplace data provided by Strategic Compensation Group, and each executive’s level of responsibility, the individual skills, experience and contribution of each executive, and the ability of each executive to impact company-wide performance and create long-term shareholder value.
In 2008, our named executive officers’ compensation was allocated among annual salary, annual cash incentives and long-term equity-based incentives, with a heavy emphasis on “at-risk” performance-based components of annual cash incentives and long-term equity awards. Combined, the target annual and long-term incentives provided to our executive officer group comprised between 70% and 90% of their total target compensation. Total target compensation for this purpose consists of annual salary, annual cash incentives and long-term equity-based incentives.
Our compensation committee believes this emphasis on performance-based incentive compensation, which links a significant portion of our executive officers’ compensation with our annual and long-term financial performance and profitability, is an effective way to use compensation to help us achieve our business objectives while directly aligning our executive officers’ interests with the interests of our shareholders. This approach of emphasizing annual and long-term performance-based incentives is also consistent with the compensation approaches reflected in the marketplace compensation data provided by Strategic Compensation Group.
The compensation committee further believes a significant portion of an executive officers’ incentive compensation should be allocated to equity-based compensation because of the direct alignment it creates between the interests of the executives and our shareholders. Consequently, for 2008, a majority of our named executive officers’ total compensation was provided in the form of nonqualified stock options and restricted stock.
When allocating Mr. Foley’s compensation among base salary and annual incentives and equity awards, the compensation committee considers that Mr. Foley is not employed exclusively by us. Because Mr. Foley does not dedicate 100% of his time on a day-to-day basis to FIS matters, the compensation committee has allocated a smaller portion of his annual compensation to base salary. Rather, because of Mr. Foley’s unique experience and his contributions to and impact on the Company’s long-term strategy and success, the compensation committee has heavily weighted Mr. Foley’s compensation toward “at-risk” performance-based incentive and equity awards.

2008 Executive Compensation Components, page 14
Base Salary, page 14
4.	Please discuss why the compensation committee decided to adjust each executive officer’s pay, except for Mr. Foley, by $15,000.
The Company notes the Staff’s comment and has addressed the Staff’s comment in the draft disclosure provided below. The Company will provide similar disclosure in its future filings.
Base Salary
We seek to provide each of our named executive officers with a level of assured cash compensation for services rendered during the year sufficient, together with a performance-based cash incentive, to motivate the executive to consistently perform at a high level. However, our emphasis is on performance-based, at-risk pay. The compensation committee typically reviews salary levels at least annually as part of our performance review process, as well as in the event of promotions or other changes in executive officers’ positions with the Company. In 2008, the compensation committee approved an increase of $15,000 to all of the named executive officers’ base salary levels, other than Mr. Foley who remained at his 2007 base salary level. The salary increase was provided to compensate the named executive officers, other than Mr. Foley, for a previous reduction in financial planning benefits. The Company continues to provide financial planning benefits for Mr. Foley.
Annual Performance-Based Cash Incentive, page 14
5.	In the final paragraph on page 14 you state that payment on your incentive plan is based, in part, on capital expenditures being less than $296 million. However, in the first full paragraph on page 15 you state that you exceeded the maximum level with respect to the capital expenditures target of $253.7. Please clarify your capital expenditures target for 2008 as it applies to your incentive plan and if you exceeded this target.
The Company notes the Staff’s comment and has addressed the Staff’s comment below.
The Company’s 2008 capital expenditures target was based on keeping our actual capital expenditures for 2008 at or below a targeted capital expenditure ceiling of $296 million. The Company’s actual capital expenditures amount for 2008 was $253.7 million, which was well below the targeted capital expenditures of $296 million. As a result, the Company paid the maximum annual incentive award for the capital expenditure target.
The Company will clarify this disclosure in its future filings.

6.	Please discuss whether you have any policies to adjust or recover an award or payment if the performance measures that form the basis for the award were adjusted or restarted in a manner that would reduce the size of an award or payment.
The Company notes the Staff’s comment and has addressed the Staff’s comment below.
The Company currently has no policy under our annual incentive plan to adjust or recover an award or payment if the performance measures that form the basis for any such award or payment are subsequently adjusted or restated in a manner that would reduce the size of the award or payment.
The Company will include this disclosure in its future filings.
Executive Compensation, page 19
Summary Compensation Table, page 20
7.	We note in footnote six Mr. Norcross received $108,530 in club membership fees. Please discuss what types of club memberships are included in the $108,530 and why the award is considerably higher than the fees paid on behalf of other executives.
The Company notes the Staff’s comment and has addressed the Staff’s comment in the draft disclosure provided below. The Company will provide similar disclosure in its future filings.
Footnote (6): Amounts shown for 2008 include matching contributions to our 401(k) plan and our ESPP; dividends paid on restricted stock; life insurance premiums paid by us; dividends from the split dollar plan, which are reinvested in the plan; personal use of a company airplane; club membership fees; relocation bonus; and financial planning services as set forth below. The club membership fees paid on behalf of Mr. Norcross include a one-time country club initiation fee of $100,000.
Director Compensation, page 36
8.	Please disclose in your Director Compensation table the above-market or preferential earnings, if any, on the compensation that Mr. Hughes and Mr. Hunt deferred or advise why you are not required to do so. Please see Item 402(k)(vi) of Regulation S-K.
The Company notes the Staff’s comment and has addressed the Staff’s comment below.
Mr. Hughes and Mr. Hunt had no above-market or preferential earnings on any deferred compensation. In addition, none of the Company’s other directors had above-market or preferential earnings on any deferred compensation. Therefore, we omitted the column “Change in Pension Value and Nonqualified Deferred Compensation Earnings” from our Director Compensation table.

Certain Relationships and Related Transactions, page 41
9.	Please confirm that you will file as exhibits to your next periodic filing, copies of the agreements that you discuss in this section or advise why you are not required to do so.
The Company confirms that it will file full copies of all related party contracts that are material, non-ordinary course contracts within the meaning of Item 601(b)(10) of Regulation S-K with its Form 10-Q for the period ended March 31, 2009. The Company has determined that these material contracts include the following items:
•	Contribution and distribution agreement with LPS

•	Tax disaffiliation agreement with LPS

•	Lease agreement with LPS
The foregoing items will be filed, subject to any requests for confidential treatment. The Company believes that the remaining items are not required to be filed for the following reasons:
Agreements with LPS
•	Employee matters agreement with LPS — LPS had largely completed establishing its own plans and benefits by December 31, 2008, and as a result very minimal services were still provided under this agreement

•	Corporate and transitional services agreement with LPS — very limited services provided as of December 31, 2008 as LPS had established its own corporate services

•	Interchange use and cost sharing agreement for corporate aircraft — not material in the context of the Company’s business

•	Third party customer services support agreements — agreements provide limited transitional support to certain joint customers of LPS and the Company and are not material to the context of the Company’s business
Agreements with FNF
•	Corporate and transitional services agreement — very limited services provided

•	Master information technology services agreement; Sedgwick master information technology services agreement — these contracts “are of the type that ordinarily accompanies the kind of business” the Company conducts; in fact, the principal services offered by the Company to its customers include the services provided to FNF and its minority-owned affiliate Sedgwick. Further, the amounts paid to the Company under these agreements are immaterial in the context of the Company’s overall revenues

•	Interchange use and cost sharing agreements for corporate aircraft — see above

•	Investment agreement with FNF and Thomas H. Lee, L.P. — see our response to comment 1 above

•	Sublease agreement — the amount of space subleased and the amounts paid under this sublease are not material to the context of the Company’s business.
Further, not only are these agreements immaterial to the Company today; the Company also believes that none of them has ever been material to it.

Arrangements with LPS, page 43
Lease Agreement, page 46
10.	We note that Lender Processing Services, Inc. charged you $27.19 per rentable square foot. Please provide the aggregate amount you paid to Lender Processing Services, Inc. in connection with this lease.
The Company notes the Staff’s comment and has addressed the Staff’s comment in the draft disclosure provided below. The Company will provide similar disclosure in its future filings.
In connection with the spin-off, we entered into a lease agreement pursuant to which we lease office space from LPS for our Jacksonville, Florida headquarters campus and LPS provides us with certain other services in connection with the office space, including telecommunications and security. This lease continues for a term of 3 years, with an option to renew. The lease provides that the rentable square footage that is leased to us may, by mutual agreement, increase or decrease from time to time during the term of the lease. The rent under this lease is calculated in the same manner and at the same rate per rentable square foot as applies to the lease of office space to FNF at LPS’s Jacksonville headquarters campus. The rent is comprised of a base rate amount equal to $10.50 per rentable square foot plus additional rent equal to our share of LPS’s operating expenses for the entire Jacksonville headquarters campus (subject to certain exclusions). The operating expenses fluctuate from year to year and thus, the amount of the additional rent will also fluctuate. For 2008, for the partial year following the spin-off, the total rent charged to us is $27.19 per rentable square foot and the total rental amount paid by us to LPS was approximately $1.8 million. This rent amount may increase or decrease in future years depending on our operating expenses and the depreciation relating to the Jacksonville headquarters campus in general.
We acknowledge that:
—	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

—	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
We would appreciate receiving any further comments at the Staff’s earliest possible convenience. If you have any questions or require any additional information, please contact me.

Sincerely,
/s/ James W. Woodall
James W. Woodall